VIA EDGAR

April 29, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:          Greenway Medical Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 21, 2012
File No. 001-35413

Dear Ms. Collins:

Set forth below are responses from Greenway Medical Technologies, Inc. (“Greenway” or “we”) to the comment (the “Comment”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated April 16, 2013, concerning Greenway’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

For the convenience of the Staff, the text of the comment is incorporated into this response letter and the numbering of the paragraphs corresponds to the numbering in the comment letter.

Staff Comments and Company Responses

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.
You indicate in your response to prior comment 4 that providing quantified information regarding providers or provider sites is not particularly meaningful in assessing your results of operations. Please explain further why you believe that neither of these data points gives an appropriate sense of the scope of growth in the ambulatory market. In addition, you refer to new and growing provider sites and alternative-site providers, and you indicate that these newer market opportunities differ in how they operate and are addressed in terms of, for example, pricing. Please provide us with the categories of customers that management analyzes and tell us your consideration to include quantified information for the key customer groups analyzed by management that either comprise a significant portion of your revenue base and/or a significant portion of your revenue growth for a given period. At a minimum, to the extent that these newer markets differ from the more traditional ambulatory markets, tell us your consideration to include a discussion of the impact of each of these markets on your financial condition and results of operations.

In our Form 10-K for June 30, 2012 and as we indicated in our previous response, we do see the marketplace evolving to include new and growing venues for delivery of ambulatory medicine. Among these are retail clinics, employer clinics, federally qualified health centers (“FQHCs”), community health centers (“CHCs”), integrated delivery networks (“IDNs”), accountable care communities (“ACCs”) and accountable care organizations (“ACOs”). Additionally, alternative provider sites include urgent care centers and similar entities reflective of changes in scope of practice, where care is delivered by physician assistants or nurse practitioners without an MD. Such venues are evolving to meet growing demand for access to outpatient care. Further, our technology solutions have recently been selected by a subsidiary of the leading provider of emergency medical services in the United States. They plan to deploy their healthcare transportation services infrastructure to provide home health patient care services using our solutions.

Greenway Medical Technologies, 100 Greenway Blvd., Carrollton, GA  30117

U.S. Securities and Exchange Commission
April 29, 2013

These care-delivery venues are relatively new but we believe them to be representative of potentially impactful trends in the future growth of the market. The definition of providers and provider sites in some of these venues, for example employer clinics, look similar in how they operate and how they are addressed in terms of pricing to the traditional outpatient provider community. Others however, for example urgent care centers and the provider of emergency medical services who will provide home health care utilizing a healthcare transportation services infrastructure, do not. An urgent care center operates in such a way that provider staffing and resultant pricing is configured to equate to a full-time equivalent. As such, a center may employ three or more different clinicians that would provide coverage for delivery of care but, for purposes of pricing our solutions, would be viewed as equivalent to one provider. The emergency medical services provider operates so that multiple vehicles and clinicians are deployed to deliver home care.  In these deployments, we are also incorporating innovation used by logistics companies to maximize the utilization of their highly skilled medical professionals in communities.  This innovation is not included in our platform for traditional ambulatory providers. Pricing for our solutions under this model for essentially, one provider site, is more heavily discounted than if an equivalent number of clinicians were affiliated with a traditional provider site.

These new venues, individually or in the aggregate, are not material to our revenues at present. We agree that the inclusion of information regarding the number of providers and provider sites do give the reader a sense of the scope, velocity of adoption and the size range of provider groups using our solutions in the traditional provider community. We will continue including this information in our Form 10-K and adding, as appropriate, the quantified information relative to the alternative provider sites and related providers as they become material to our revenue base and impact our financial condition and results of operations. In the interim, we will provide the quantified information regarding sites and providers in our discussion and analysis of operations in our future filings along with discussion of any material impact of these newer market segments.

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We believe that the information contained in this letter is responsive to the Comment in your letter dated April 16, 2013.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call James A. Cochran, Chief Financial Officer, at (678) 839-5860 if you have any questions regarding this submission.

Very truly yours,

/s/ James A. Cochran
James A. Cochran
Chief Financial Officer

Greenway Medical Technologies, 100 Greenway Blvd., Carrollton, GA  30117